

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 16, 2008

Mr. Lorne Lilley, Chief Financial Officer
Sunergy, Inc.
2575 Palmerston Avenue
West Vancouver, British Columbia CANADA V7V 2W4

> **Re: Sunergy, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-QSB for the period Ended March 31, 2008**
> **File No. 0-52767**

Dear Mr. Lilley:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief